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FEB 13 2023

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SEC FILE NUMBER
8-28026

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Akar Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8551 West Sunrise Boulevard Ste # 102A
(No. and Street)

Plantation	Florida	33322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emil A Akar	954-476-7011	emil@akarcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emil A Akar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Akar Capital Management, Inc., as of February 06, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Emil A Akar

Title: president

Notary Public State of Florida
Luisa A. Torres
My Commission HH 042891
Expires 09/19/2024

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AKAR CAPITAL MANAGEMENT, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED: DECEMBER 31, 2022

AKAR CAPITAL MANAGEMENT, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED: DECEMBER 31, 2022

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Akar Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Akar Capital Management, Inc. as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Akar Capital Management, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Akar Capital Management, Inc.'s management. Our responsibility is to express an opinion on Akar Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akar Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Akar Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Akar Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Akar Capital Management, Inc.'s *auditor since 2020.*

Maitland, FL

February 2, 2023

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Current Assets		
Cash in bank and cash equivalents	$	283,357
Treasury Bonds		10,000
Due from clearing		19,294
Investment advisory fees receivable		48,778
Fixed Assets (net)		4,911
Clearing deposit		50,200
TOTAL	$	416,541

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	11,799
Total liabilities		11,799
Stockholder's Equity		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	$	20
Additional paid-in capital		20,943
Retained earnings		383,779
Total stockholder equity		404,742
Total liabilities and stockholder's equity	$	416,541

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
Commissions from security transactions	$	205,408
Investment advisory fees		256,192
Sales of investment company shares		(1)
Mutual Fund Sales and Distribution Fee		4,501
Revenue Sharing and Rebate Income		31,997
Other revenue		309
Total revenue		498,406
Operating expenses:		
Compensation and employe benefits		60,928
Clearing charges		37,149
Data and regulation		28,461
Occupancy expense		9,650
General and administrative		69,617
Total operating expenses		205,805
Net income	$	292,601

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/22	$ 20	$ 20,943	$ 266,524
Net Income	0	0	292,601
Stockholder's Distributions	0	0	(175,345)
Balance - 12/31/22	$ 20	$ 20,943	$ 383,779

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities:		
Net income	$	292,601
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		350
Net change to assets and liabilities:		
Increase in clearing agent deposit		(43)
Decrease in accounts receivable		5,382
Decrease in accounts payable and accrued expenses		(289)
Net cash flow provided by operating activites		298,001
Cash Flow From Financing Activities:		
Distributions to shareholder		(175,345)
Total cash flows From Financing Activities		(175,345)
Net Increase In Cash		122,655
Cash and cash equivalents - beginning		170,701
Cash and cash equivalents - ending	$	293,357
Supplemental cash flow information		
Cash paid during the year for		
Interest	$	-
Taxes	$	-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of business.

The Company was incorporated on June 18, 1982 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker-dealer.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company acts as a registered investment advisor and earns management fees on a quarterly basis.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of three months or less.

C.) Depreciation

Furniture and equipment are being depreciated on a straight line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three to ten year period.

D.) Income Taxes

The Company has made an election to be treated as a Subchapter S corporation under the Federal Income tax laws. Accordingly, the income and losses of the Company are taxed directly to its sole stockholder. Therefore, no provision for income taxes has been made in the financial statements. The company's tax returns are subject to audit for up to three years.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2022 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Revenue Recognition

Revenue from contracts with customers include asset management fees. The recognition measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measures of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

G.) Commissions

Brokerage Commissions – The Company enters orders through its clearing agent to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company's clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.
Distribution Fees – The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probably that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at a future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.
The Company receives revenue sharing and rebate income pursuant to an arrangement with the clearing firm to share income received on customer balances, which the Company believes all performed obligations are satisfied upon receipt into their settlement.

H.) Asset Management

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believe the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. As of December 31, 2022, the balance was $48,778.

I.) Clearing Deposit

Pursuant to the clearing agreement with the clearing broker, a deposit of $50,200 is being held in an interest bearing account as of December 31, 2022 to offset unsecured customer debits.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2022, the Company had net capital of $350,052, which exceeded the required net capital of $5,000 by $345,052. At December 31, 2022, the Company's aggregate indebtedness to net capital ratio was .05 to 1.

NOTE 3 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 4 – Fixed ASSETS

The Company's fixed assets are comprised of office furniture, leasehold improvements and equipment of $72,704 less accumulated depreciation of $67,792. The depreciation expense for 2022 was $ 350 .

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's place of business is an office owned by the officer/shareholder. There is no lease for the office, and no monthly rental expense paid. However, the Company's responsibility is to pay monthly common area charges and other costs of maintaining the office, totaling $9,650 for the year ended December 31, 2022.

The officer/ shareholder of the Company receives compensation as its CEO in addition to various employee benefits and expense reimbursements. Corporate distributions of $175,345 were paid to its officer/shareholder for the year ended December 31, 2022.

NOTE 6 – RETIREMENT PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Pursuant to the plan, employees are allowed to defer portion of their salary and the Company matches up to 3% of the salary deferral.

NOTE 7 – CONCENTRATION OF RISK.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 8 – LongTerm Liability

The Company has no long term liability.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

AKAR CAPITAL MANAGEMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2022

Computation of Net Capital		
Total member's equity from statement of financial condition	$	404,742
Less		
Non-allowable assets:		
Accounts Receivable		(48,778)
Fixed Assets		(4,911)
Money market haircut		(1,000)
Net Capital	$	350,052
Aggregate indebtedness	$	11,799
Computation of Basic Net Capital Requirement		
Minimum net capital required $5,000	$	5,000
Net capital in excess of minimum requirement	$	345,052
Ratio of aggregate indebtness to net capital		3%

Notes: There were no material differences between the above computation and the computation include in the Company's corresponding unaudited Form X-17A-5 Part II A filings. Accordingly no reconcilation is deemed necessary.

The accompanying notes are an integral part of these financial statements.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2022

Computation for Determination of reserve requirements and information related to possession and control requirements under rule 15c3-3 of the Securities and Exchange Commission at December 31, 2022

This does not apply because we are exempt from this rule

The accompanying notes are an integral part of these financial statements.

<u>**AKAR CAPITAL MANAGEMENT, INC.**</u>

Schedule III

Information Relating to the Possession or Control Requirements
Under SEC Rule 15c3-3
For the Year Ended December 31, 2022

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2022

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Akar Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Akar Capital Management, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Akar Capital Management, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Akar Capital Management, Inc. stated that Akar Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to advisory services and mutual funds. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Akar Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Akar Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

February 2, 2023

Akar CAPITAL MANAGEMENT, INC.

Akar Capital Management, Inc.

Exemption Report

Akar Capital Management, Inc is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following.:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.
(3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities to advisory services and mutual funds, and the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to our customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Akar Capital Management, Inc

I, Emil A. Akar, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Emil A. Akar

Emil A Akar
President
February 1, 2023

Member
FINRA
SIPC

8551 WEST SUNRISE BLVD.
SUITE 102A
PLANTATION, FL 33322
TEL 954.476.7011
FAX 954.476.7014